BLUEROCK CAPITAL MARKETS, LLC

FINANCIAL REPORT

December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67058

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Bluerock Capital Markets, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1345 Avenue of the Americas, 32nd floor__
(No. and Street)

__New York__	__NY__	__10105__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Chad Kirschenblatt__	__516 222 9111__	__chad.kirschenblatt@jrllc.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Plante Moran, PLLC__
(Name – if individual, state last, first, and middle name)

__2601 Cambridge Ct., Ste 500__	__Auburn Hills__	__MI__	__48326__
(Address)	(City)	(State)	(Zip Code)

__10-20-2003__	__166__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Dunn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bluerock Capital Markets, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Paul E Dunn

Title: EVP

Rina Nabell see attached

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Orange }

On February 10, 2022 before me, Rima Naber - notary public (Here insert name and title of the officer)

personally appeared Paul Dunn,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Rima Naber

Notary Public Signature (Notary Public Seal)



RIMA NABER
Commission # 2301354
Notary Public - California
ORANGE County
My Comm. Expires SEP 11, 2023

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

SEC Annual Report

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date 2/10/22

CAPACITY CLAIMED BY THE SIGNER

- ☑ Individual (s)
- ☐ Corporate Officer
  ______ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______

INSTRUCTIONS FOR COMPLETING THIS FORM

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2015 Version www.NotaryClasses.com 800-873-9865



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Members
Bluerock Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Bluerock Capital Markets, LLC as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bluerock Capital Markets, LLC's management. Our responsibility is to express an opinion on Bluerock Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bluerock Capital Markets, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Bluerock Capital Markets, LLC's auditor since 2013.
Auburn Hills, Michigan
February 21, 2022

BLUEROCK CAPITAL MARKETS, LLC
BALANCE SHEET

December 31, 2021

ASSETS

Cash	$	4,065,376
Accounts receivable (Note 2)		532,917
Prepaid expenses and other assets		450,867
Due from related party (Note 4)		5,439
Fixed Assets - net (Note 5)		452,484
Total Assets	$	5,507,083

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable, accrued, and other liabilities	$	1,456,440
Due to related party (Note 4)		60,550
Payable to commissioned employees		1,397,038
Note Payable - PPP (Gov't) (Note 10)		1,151,369
Total liabilities	$	4,065,397
Members' Equity	$	1,441,686
Total Liabilities and Member's Equity	$	5,507,083

December 31, 2021

Note 1 – Nature of Business and Significant Accounting Policies

<u>ORGANIZATION AND NATURE OF BUSINESS</u>

Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company does not claim an exemption from SEA Rule 15c3-3 but instead files an exemption report, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company was formed on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets, LLC (*currently the Company's sole Series A member and Preferred member*) purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets, LLC purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC. BR Capital Markets, LLC admitted Interval Management, LLC, Interval Management II, LLC, and Interval Management III, LLC as Series B members on December 11, 2019, September 30, 2020, and October 11, 2021, respectively.

<u>SIGNIFICANT ACCOUNTING POLICIES ARE AS FOLLOWS</u>:

<u>BASIS OF ACCOUNTING</u>

The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America ("GAAP").

<u>BUSINESS CYCLE</u>

The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company's circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

<u>CASH</u>

For financial statement purposes, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company periodically holds cash in excess of federally insured limits. The Company has not incurred any losses in connection with these deposits.

<u>ACCOUNTS RECEIVABLE</u>

Accounts receivable are based on current contracts and stated at estimated net amounts due.   The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible, they are charged to operations at the time of such determination.

December 31, 2021

FIXED ASSETS

Fixed Assets are recorded at cost. Depreciation is computed using straight-line methods for all assets over a period of three to five years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including Fixed Assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

MANAGING BROKER DEALER AND MARKETING DUE DILIGENCE FEES AND EXPENSES

The Company recognizes managing broker dealer and marketing and due diligence fees on the trade-date as securities transactions occur. The company acts as principal as it relates to these fees given it is primarily responsible for fulfilling all marketing and due diligence functions related to its offerings. The company in turn pays a portion of these fees to third party dealers.

INCOME TAXES

Income or loss of the Company is allocated wholly to its sole preferred member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the members on its income tax returns.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Commission Financing Agreement

On May 2, 2018, the Company entered into a Commission Financing Agreement with Total Income+ Real Estate Fund, a Delaware Statutory Trust (the "Fund") and ALPS, a wholly owned subsidiary of Kansas City based DST Systems, Inc (the "Distributor") The Fund is a closed-end registered investment company under the Investment Company Act of 1940, as amended, and in the case of certain share classes of the Fund, an investor pays no commission on its purchase, but the Distributor has agreed to pay commissions to the selling broker-dealer pursuant to the Fund's prospectus ("Advanced Commissions"). The Distributor is entitled to receive distribution and shareholder servicing plan fees ("Plan Fees") for a period of time, and contingent deferred sales charges ("CDSCs") as repayment of the Advanced Commissions. Pursuant to the terms of the Commission Financing Agreement, the Company is to assist the Distributor in its efforts by providing for the Advanced Commissions, and the Distributor has assigned its recoupment rights to the Company, such recoupment in the form of Plan Fees and CDSCs payable proportionally over the 12-month period succeeding each Advanced Commission payment. The Plan Fees are based on Fund Net Asset Value ("NAV") and can fluctuate from month to month.

The Company carries the balance of Advanced Commissions net of any recoupment related thereto as a component of "Accounts receivable" on the balance sheet. The Advance Commissions are payable monthly on an arrearage basis but are not included as a component of Accounts Payable, accrued, or other liabilities as of the balance sheet date because the Advanced Commissions do not meet the true definition of a liability as it is the liability of ALPS, and not the liability of the Company.

As of December 31, 2021, the Company paid total Advanced Commissions of $6,440,072, of which $5,914,426 has been recouped through Plan Fees, resulting in $525,646 in future recoupment, which is presented as a component of Prepaid expenses and other assets on the balance sheet.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $1,629,987, and net capital requirements of $166,707. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2021, was 1.53 to 1.

Note 4 – Related Party Transactions

For the year ended December 31, 2021, substantially all of the Company's revenues, were earned from investors' transactions in various investment funds related to the Company by common control.

As of December 31, 2021, the Company is due reimbursable expenses in the amount of $5,439 from a related entity through common ownership and owes expenses in the amount of $60,550 to a related entity through common ownership.

For the year ended December 31, 2021, the Company expensed $784,049 to Bluerock Real Estate Holdings, LLC, an entity related by common control, for shared office space in Southfield, Michigan, use of personnel, and certain overhead expenses. These costs are included in general and administrative expenses on the statement of operations.

For the year ended December 31, 2021, the Company's preferred member, BR Capital Markets, LLC, made contributions of cash in the amount of $14,000,000 to the Company.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

Note 5 – Fixed Assets

Major classes of Fixed Assets are as follows:

Asset Type		Amount	Depreciable Life - Years
Computer and equipment	$	123,388	3 - 5
Furniture and fixtures		46,288	5
Leasehold imporvements		20,048	5
Computer software		24,258	5
Right of use asset for leased office space		413,420	4
Total Cost	$	627,402	
Accumulated Depreciation	$	(174,918)	
Fixed Assets - net	$	452,484	

Depreciation expense was $23,603 for the year ended December 31, 2021.

Repairs and maintenance costs are charged to expense as incurred. All repairs or maintenance that increases the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 6 – Leases

The Company occupies office space at 4100 Newport Place, Suite 650 in Newport Beach, California under lease agreement through February 28, 2025.

Minimum future rental payments under non-cancelable operating leases are as follows:

Year Ending		Total
12/31/2022	$	141,853
12/31/2023		146,091
12/31/2024		150,446
12/31/2025		25,663
Total Future Lease Payments	$	464,053
Less Imputed Interest		27,552
Lease Liability	$	436,501

Note 7 – Economic Dependency

The Company is dependent on related entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue from other sources.

December 31, 2021

Note 8 – Company Sponsored Plan

The Company sponsors a 401(k) plan for substantially all employees. The plan provides for the Company to make a discretionary matching contribution. There were no contributions in 2021.

Note 9 – Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 10 – Note Payable – PPP (Gov't)

On April 13, 2021, under the CARES ACT, the Company borrowed $1,151,369 ("Note"). The interest rate on the Note is fixed at 1% and matures in five years from the execution date. The Note payments of principal and interest shall be deferred until the earlier of (i) the date on which the amount of forgiveness, if any, determined under the Act is remitted to Lender by U.S. Small Business Administration ("SBA") (*including where the amount remitted is zero because the SBA or Lender has denied the request for forgiveness*), or (ii) where no forgiveness is sought within the ten months after the covered period, which for the Company was September 28, 2021.   On November 11, 2021, the Company applied for loan forgiveness with SBA and the Lender. Subsequent to December 31, 2021, SBA approved the Company's loan forgiveness application and paid the outstanding Note to the Lender in full. The Company will recognize the Note as an income in the year-ending 2022.

Note 11 – Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including February 21, 2022, which is the date the financial statements were available to be issued.